FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Second Quarter Financial Statements Ending November 30, 2002

Exhibit 2

Press Release dated January 10, 2003

QUARTERLY AND YEAR END REPORT

BC FORM 51-901

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

Name of Issuer	For Quarter Ended	Date of Report
YY/MM/DD
NDT VENTURES LTD.	November 30, 2002
03/01/ 09

Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
860 - 625 Howe Street
	(604) 689-5041	(604) 687-7545
Vancouver, B.C. V6C 2T6

Contact Person	Contact's Position	Contact Telephone No.
Fred G. Hewett	President	(604) 687-7545

Contact Email Address
Web Site Address
info@northair.com	www.northair.com/ndt

CERTIFICATE

The three schedules	required to complete this Report are	attached and the Board of Directors has
approved the disclosure	contained herein. A copy of this	Report will be provided to any shareholder who
requests it.

Director's Signature	Print Full Name	Date Signed
YY/MM/DD

signed	Fred G. Hewett	03/01/ 09

Director's Signature	Print Full Name	Date Signed
YY/MM/DD

signed	D. Bruce McLeod	03/01/09

NDT Ventures Ltd.				Statement 1

(An Exploration Stage Company)
Consolidated Balance Sheet
Prepared Without Audit - Canadian Funds

		November 30		May 31
		2002	2001	2002

ASSETS		$	$	$
CURRENT
Cash and short term deposits		1,280,857	2,150,819	1,861,235
Accounts receivable		22,708	11,953	8,770

		1,303,565	2,162,772	1,870,005

Exploration Expense Advance		-	-	11,300
Resource property costs (Note 4)		810,868	697,803	765,750
Investments	(Note 2)	115,896	141,399	140,388
Mining Equipment (Note 3)		12,565	17,949	14,781

		2,242,894	3,019,923	2,802,224

LIABILITIES
Current
Accounts payable and accrued liabilities		3,311	7,525	4,175
Due to related parties (Note 6)		20,427	14,299	18,600

		23,738	21,824	22,775

SHAREHOLDERS' EQUITY
Share Capital (Note 5)		23,189,344	23,162,412	23,168,412
Deficit		(20,970,188)	(20,164,313)	(20,388,963)

		2,219,156	2,998,099	2,779,449

		2,242,894	3,019,923	2,802,224

ON BEHALF OF THE BOARD:

"Fred G. Hewett"

Director

"D. Bruce McLeod"

Director

- See Accompanying Notes -

NDT Ventures Ltd.				Statement 2
(An Exploration Stage Company)
Consolidated Statement of Loss and Deficit
Prepared Without Audit - Canadian Funds

Three	months Ended	November 30	Six months Ended	November 30

	2002 - $	2001 - $	2002 - $	2001 - $

General and Administrative
Expenses
Administration fees	45,000	45,000	90,000	90,000
Salaries	13,177	18,730	27,653	39,393
Regulatory compliance	20,399	8,282	23,394	21,640
Legal and accounting	18,371	12,346	19,332	28,617
Promotion and travel	7,876	6,906	12,317	11,446
Office and sundry	6,069	186	9,475	2,855
Investor relations	6,861	3,307	8,607	8,056
Transfer agent fees	1,322	1,480	2,708	2,375
Amortization	1,108	1,583	2,217	3,167
Foreign exchange loss (gain)	(460)	(301)	(2,235)	(759)

Loss before the Undernoted	(119,723)	(97,519)	(193,468)	(206,790)
Write off of resource costs	(332,325)	(56,278)	(386,053)	(136,404)
Write-down of investments	(8,079)	-	(24,492)	(14,553)
Interest income	14,428	6,224	22,788	31,615
Loss for the period	(445,699)	(147,573)	(581,225)	(326,132)
Deficit - Beginning of period	(20,524,489)	(20,016,740)	(20,388,963)	(19,838,181)
DEFICIT - END of period	(20,970,188)	(20,164,313)	(20,970,188)	(20,164,313)

EARNINGS (LOSS) PER SHARE
- Basic	(0.02)	(0.01)	(0.02)	(0.01)

- See Accompanying Notes -

NDT Ventures Ltd.				Statement 3

(An Exploration Stage Company)
Consolidated Statement of Cash Flows
Prepared Without Audit - Canadian Funds
	Three months Ended	November 30	Six months Ended	November 30

	2002 - $	2001 - $	2002 - $	2001 - $
CASH RESOURCES PROVIDED BY (USED IN)
Operating activities
Net income (loss) for the period	(445,699)	(147,573)	(581,225)	(326,132)
Items not affecting cash
Resource costs written off	332,325	56,278	386,053	136,404
Write-down of investments	8,079	-	24,492	14,553
Amortization	1,108	1,583	2,217	3,167

	(104,187)	(89,712)	(168,463)	(172,008)
Changes in non-cash working	(31,445)	(30,331)	(12,975)	(86,631)
capital
	(135,632)	(120,043)	(181,438)	(258,639)
Investing activities
Resource property costs	(149,590)	(94,609)	(410,240)	(199,235)
Exploration Expense advance	-	-	11,300	-
	(149,590)	(94,609)	(398,940)	(199,235)

Net decrease in cash	(285,222)	(214,652)	(580,378)	(457,874)
Cash position - Beginning	1,566,079	2,365,471	1,861,235	2,608,693

Cash position - Ending	1,280,857	2,150,819	1,280,857	2,150,819

Supplemental Schedule of Non-Cash Transactions

Shares issued for resource
properties	20,932	-	20,932	-

	- See Accompanying Notes -

NDT Ventures Ltd.				Schedule

(An Exploration Stage Company)
Consolidated Schedule of Mineral Property Costs
Prepared Without Audit - Canadian Funds

	Three months Ended November 30		Six months Ended November 30
	2002	2001	2002	2001
DIRECT - MINERAL	$	$	$	$

Deferred Exploration Costs
Amarok, Nunavut
Airborne geophysics	-	-	53,489	-
Transportation and travel	1,554	-	47,972	-
Supervision and labour	19,322	17,195	57,299	17,195
Expediting and general	958	16,802	12,154	16,802
Analysis and assays	2,070	3,314	10,687	15,314
Fox, Nunavut
Transportation and travel	928		14,426
Expediting and general	2,462		12,113
Supervision and labour	12,228		21,041
Analysis and assays	2,442		2,442
Black Hills/Jenny, Nevada
Permits and fees	-		6,952
Supervision and labour	2,352		3,024
Hannah, Nevada
Permits and fees	222		2,751
Labour and general	2,805		4,058
CC Claims, Nevada
Labour and general	14,449		17,438
Assays, camp and general	5,728		5,728
South Voisey Bay, Labrador
Field and general	-	300	637	7,450
Magma, Argentina
Property maintenance	-	-	-	5,350
Antana, Peru
Field geology	-	-	-	6,235
Supervision	-	-	-	8,079
Property evaluation:
S. America, properties not acquired
Supervision and labour	-	37,691	632	48,148
Field and general	-	4,907	-	12,894
Outside consulting and costs	-	4,070	-	9,152
U.S.A., properties not acquired
Labour	35,269	-	49,584	-
Field and general	4,362	-	27,829	-
Canada, properties not acquired
Field, travel and general	94	10	12,922	5,887
Labour	873	10,319	3,359	42,138

Cost for the period	108,120	94,608	366,538	194,644
Balance - Beginning of period	884,041	600,926	679,351	681,232
Write-off of costs	(303,065)	(56,278)	(356,793)	(131,814)
Transfer of property interest to SBVN	-	-	-	(104,806)

Balance - Deferred Exploration	689,096	639,256	689,096	639,256

	- See Accompanying Notes -

NDT Ventures Ltd.

(An Exploration Stage Company)

Consolidated Schedule of Mineral Property Costs - continued

Schedule

For the Three Months Ended August 31
Prepared Without Audit - Canadian Funds

	Three months Ended November 30		Six months Ended November 30
	2002 - $	2001 - $		2002 - $

Deferred Acquisition Costs
Amarok, Nunavut
Claim staking	280		1,408
Fox, Nunavut
Shares issued	4,000		4,000
Claim staking	-		1,104
CC Claims, Nevada, USA
Shares issued	9,932		9,932
Claims - cash acquisition	28,719		28,719
Hannah, Nevada, USA
Shares issued	1,869		1,869
Claims - cash acquisition	3,164		3,164
Black Hills/Jenny, Nevada, USA
Shares issued	5,131		5,131
Claims - cash acquisition	9,307		9,307
Antana, Peru
Finders fees	-	-	-	4,590

Cost for the period	62,402	-	64,634	4,590
Balance - Beginning of period	88,631	58,547	86,399	58,547
Write-off of costs	(29,260)	-	(29,260)	(4,590)

Balance - Deferred Acquisition	121,772	58,547	121,772	58,547

BALANCE OF RESOURCE PROPERTY	COSTS	November 30		November 30

			2002 - $	2001 - $

Consists of:
Deferred Exploration			689,096	58,547
Deferred Acquisition			121,772	639,256

			810,868	697,803

- See Accompanying Notes -

NDT Ventures Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

November 30, 2002

Prepared Without Audit - Canadian Funds

1.	Significant Accounting Policies
These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. They follow the same accounting policies and methods of their application as at the most recent annual financial statements.

2.	Investments Details are as follows:
			Carrying	Carrying
			Value	Value
	Number	Ownership	Nov. 30	May 31
	of Shares	Percentage	2002	2002

Coal Creek Energy Inc.	1,391	minimal	$154	$278
Epicentrix Technologies	175,882	minimal	5,276	24.624
Maximus Ventures Ltd.	3,000	minimal	510	780
Oromin Explorations Ltd.	35,000	minimal	3,150	3,500
Playfair Mining Ltd.	40,000	minimal	2,000	6,400
SVB Nickel Company Ltd.	837,119	6.56%	104,806	104,806

			$115,896	$140,388

As market values are not necessarily indicative of realizable value, all investments are carried at the lower of cost or net realizable value. The carrying values at November 30 2002 represent current market values as determined by management.

Playfair Mining Ltd. and the company have two directors in common.

3.	Mineral Property Costs Details of properties on hand are as follows:
	Acquisition	Exploration	November 30,
	Costs	Costs	2002	May 31, 2002

Canada
Rankin Inlet, Nunavut
Amarok	$-	$-	$ -	$108,717
Fox	5,104	54,879	59,983	4,857

Voisey's Bay, Newfoundland
Takla Claims	48,334	569,128	617,462	616,826

U.S.A. - Nevada
Black Hills/Jenny	14,438	9,976	24,414
Hannah	5,033	6,809	11,842

     C.C. Claims South America

Argentina

Magma

38,650	23,167	61,817

10,213	25,137	35,350	35,350

$121,772	$689,096	$810,868	$765,750

a) Amarok Claims

By agreement dated August 27 2001, the company obtained the right to acquire up to a 100% interest in the claims and prospecting permit known as the Amarok property. At its option, the company can earn an initial 51% interest by furnishing the optionor with a set of new bagpipes, making cash payments of $30,000, issuing 500,000 shares, and spending $375,000 on exploration. During the current period, the Company decided not to pursue this project and the property was returned to the optionor.

b) Fox Claims

By agreement dated May 31 2002, the company obtained the right to acquire up to a 75% interest in the claims known as the Fox property. At its option, the company can earn an initial 51% interest by completing the following:

	Cash	Share	Exploration
Date	Payments	Issuances	Expenditures
On or before 31 October 2002	$-	50,000*	$-
On or before 30 April 2003	-	50,000	25,000**
On or before 31 October 2003	-	100,000	-
On or before 30 April 2004	25,000	-	100,000
On or before 30 April 2005	25,000	-	250,000

Total	$50,000	200,000	$375,000

* Issued **Completed

Upon earning a 51% interest, the company will have 90 days to elect to either form a joint venture with the optionor or to earn an additional 24% interest in the property by incurring an additional $750,000 in exploration expenditures, making an additional cash payment of $100,000, and issuing an additional 300,000 shares to the optionor on or before 30 April 2007. Upon earning a 75% interest in the property, the company and the optionor will form a joint venture to further develop the claims.

c) Black Hills, Jenny and Hannah Claims

By letter agreement dated August 5, 2002 and effective September 5, 2002 the company obtained the right to acquire three gold properties in Churchill County, Nevada, USA, known as Black Hills, Jenny, and Hannah. At its option, the company can earn its interest by completing the following:

	Cash		Share
Date	Payments in US $		Issuances

Within 10 days of Sept. 5, 2002	$5,000	(Paid)
Within 30 days of Sept. 5, 2002	-		25,000
September 5, 2003	10,000		50,000
September 5, 2004	40,000		100,000
September 4, 2005	75,000		150,000
September 4, 2006	120,000		250,000

Total	$250,000		525,000

(Issued)

In addition, the Company will be required to maintain the properties in good standing by paying all claim rental fees and related costs (US$6,000 BLM fees paid).

The properties are subject to a 2% Net Smelter Return ("NSR") which can be reduced to 1% for $1 million US.

The Company paid a finder's fee of US$2,500 and 25,000 common shares relating to this acquisition. In addition, the finder will receive 5% of certain field expenditures up to a maximum of US$200,000 payable quarterly.

d) CC Claims

By letter agreement dated August 26, 2002 and effective September 10, 2002 the company obtained the right to acquire a gold property in Churchill County, Nevada, USA, known as the CC Claims. At its option, the company can earn its interest by completing the following:

	Cash	Share		Exploration Expenditures
Date	Payments in US $	Issuances

Within 10 days of Sept. 10, 2002	$10,000(1)		$
Within 30 days of Sept. 10, 2002	-	50,000 (1)
During first year of agreement				50,000
September 10, 2003	15,000	75,000
During second year of agreement				75,000
September 10, 2004	25,000	100,000
During the third year of agreement				125,000
September 10, 2005	150,000	175,000
During the fourth year of agreement				250,000
September 10, 2006	300,000	285,500

Total	$500,000	685,500		$500,000

(1) Paid and/or issued.

The $50,000 work commitment in Year 1 is to include a minimum of 1,500 feet of reverse circulation drilling.

The properties are subject to a 3% Net Smelter Return ("NSR"). The Company can reduce the NSR to 1% at a cost of $750,000 per percentage point.

The Company paid a finder's fee of US$2,500 and 32,767 common shares relating to this acquisition. In addition, the finder will receive 10% of certain field expenditures up to a maximum of US$250,000 payable quarterly.

e) Takla Claims

Pursuant to an option agreement dated 24 April 1995 and a joint venture agreement dated 8 November 1996 the Company holds a 63% interest in and to certain mining claims (the "Takla Claims") situated in Voisey's Bay. North Group Ltd. (formerly Takla Star Resources Ltd.) holds the remaining 37% interest. Certain claims in this property are subject to a net smelter returns royalty equal to 1.5% of amounts received for base metals and 2% of amounts received for precious metals (the "Newminex Royalty"), payable to Newminex Mining and Exploration Ltd. The Newminex Royalty may be purchased for $5,000,000. North Group Ltd. retains a 1% NSR on the property. In addition, the Company is obligated to issue up to a maximum of 300,000 common shares to North Group Ltd. as a bonus for bankable feasibility study.

Each company's interest is subject to dilution if they do not contribute their proportionate share of an exploration program. As at November 30, 2002, North Group's interest in the joint venture is approximately 37%, which shall not be reduced to less than 25%. The company's interest will be relinquished if its interest becomes less than 5%.

4.	Capital Assets Mining equipment:

5. Share Capital

November 30, 2002			May 31, 2002

Cost	$121,515		$121,515
Accumulated Amortization	108,950		106,734

	$12,565		$14,781

a) Details as follows:
Authorized:		Number	Amount - $

100,000,000 common shares without par value
Issued and fully paid:
Balance - November 30, 2001	25,626,978		23,162,412
Issued for property, March 2002		50,000	6,000

Balance - May 31, 2002	25,676,978		23,168,412
Issued for properties - September/October 2002		182,767	20,932

	25,859,745		23,189,344

b) There are no escrow or pooling arrangements with respect to the Company's shares.

c) No options were granted during the current period. Stock options to acquire 35,000 shares expired without exercise on April 2, 2002.

d) Description of options, warrants and convertible securities outstanding:

Options: Insiders Employees

Number	Exercise Price ($)	Expiry

300,000	0.15	April 11, 2004
230,000	0.15	April 11, 2004
530,000

6.	Related Party Transactions
Pursuant to a Management Service Agreement with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, Northair provides the Company with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates and miscellaneous charges, like postage, are recovered on the basis of actual usage. Investor relations activities are carried out by the in-house staff of Northair and consists of dissemination of information to shareholders and prospective investors through brochures, press releases, quarterly and annual reports. Administrative services fees of $90,000 (2001 - $90,000) were paid to Northair during the current period.

7.	Contingencies Aboriginal and Missionary Land Claims

There are several aboriginal groups and one missionary group claiming unextinguished aboriginal titles and/or land rights to the lands and resources of Labrador. Some of these groups have, through their legal counsel, made certain claims and requested that certain agreements be entered into with respect to activities on their traditional lands. These may include one or more of the company's resource properties in Voisey's Bay and such claims could materially and adversely affect the ability of the company to explore those claims and may prevent any exploitation of the claims on an economic basis.

8.	Income Taxes The company has approximately $13,600,000 of deferred mineral expenses available, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The company has allowable non-capital losses for Canadian income tax purposes of approximately $685,000, which may be utilized to reduce taxes on future income. Unless utilized these losses will expire as follows:

2003	$116,000
2004	170,000
2007	170,000
2008	229,000

$685,000

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the company.

9.	Segmented Information Details on a geographical basis are as follows:
November 30, 2002	Canada	U.S.A.	South America	Total

Assets	2,109,471	98,073	35,350	2,242,894

Capital Expenditures	251,054	158,554	632	410,240

Loss	503,180	77,413	632	581,225

November 30, 2001	Canada	U.S,A.	South America	Total

Assets	2,982,080	-	37,843	3,019,923

Capital Expenditures	104,788	-	94,447	199,235

Loss	236,859	-	89,273	326,132

10.	Comparative Figures Certain of the prior year figures have been reclassified to conform with the current year's presentation.

SCHEDULE B: SUPPLEMENTAL INFORMATION

1. Analysis of Expenses and Deferred Costs

Refer to Schedule A - Consolidated Financial Statements. The Consolidated Statement of Loss and Deficit provides an analysis of general and administrative expenses. The Consolidated Schedule of Resource Property Costs and Note 3 to the Consolidated Financial Statements provide an analysis of deferred costs.

2. Related Party Transactions

Refer to Note 6 to the Consolidated Financial Statements.

3 . Summary of Securities Issued and Options Granted During the Year-to-Date Period

Refer to Note 5 to the Consolidated Financial Statements.

4. Summary of Securities as at November 30, 2002

Refer to Note 5 to the Consolidated Financial Statements.

5. Directors and Officers as at the Date Hereof

Donald A. McLeod, Chairman & Director; Fred G. Hewett, President, CEO & Director; D. Bruce McLeod, Chief Financial Officer, Vice President & Director; James Stewart, Director; Neil Briggs, Director; Donald Moore, Director; Bruce Grant, Director; Thomas H. Burkhart, Vice President, Exploration; Gail M. Sharp, Secretary, Alfred C. Kwong, Controller.

SCHEDULE C: MANAGEMENT DISCUSSIONS AND ANALYSIS

General

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas. The Company's common shares trade on the TSX Venture Exchange ("TSVX") under the trading symbol NDE.

Until recently, the Company was quoted on the OTC Bulletin Board ("OTCBB"). The implementation of the Sarbanes -Oxley Act, among other things, has imposed significant additional disclosure requirements on the Company with respect to its Annual Report on Form 20F with the Securities and Exchange Commission ("SEC"). The Company is preparing its Form 20F but has not been able to file the Annual Return within the prescribed time. Accordingly, the Company has been removed from the OTCBB system for failure to comply with NASD Rule 6530 effective January 7, 2003. It is anticipated that the Company will be able to file the Form 20F Annual Return before the end of January 2003. At that time, the Company will notify the OTCBB that it has completed its reporting obligations with the SEC.

During this quarter and following an analysis of the exploration work conducted on the Fox and Amarok properties, the Company decided to terminate its option on the Amarok and has returned the claims to the vendors. The properties are contiguous and cover a 40 kilometre long magnetic trend coincident with gold mineralized banded iron formation.

On the Fox claims, work has identified banded iron formation related gold mineralization over an eight-kilometre strike length with gold values up to 43 g/t. The iron formation varies in thickness from less than 0.5 m to in excess of 10 metres with thickening generally occurring at fold hinges. Within the iron formation gold appears related to variable amounts of arsenopyrite, pyrite, pyrrhotite and chalcopyrite.

The Company's 2002 field program on Fox identified four separate target areas that were mapped and sampled with encouraging values encountered in all four areas. At the Hinge Showing, chip sampling identified highly anomalous gold values over 90 metres. Results include 3.4 metres of 5.8 g/t gold and 2.2 metres of 5.4 g/t gold. The Far East Showing, 1.5 kilometres to the east of the Hinge Showing, consists of over 120 metres of contorted quartz veining and iron formation. Results here include 0.85 metres assaying 7.79 g/t gold and 0.4 metres of 3.30 g/t gold. At the Lakeshore Showing, located 800 metres east of the Hinge Showing, chip sample results include 1 metre of 4.35 g/t gold and 0.70 metres of 3.11 g/t gold. The 4 th zone sampled, the North Limb, reported values of 0.75 metres of 3.94 g/t gold and 0.6 metres of 1.18 g/t gold.

The limited work completed by NDT on the Fox Project has defined multiple targets that have potential to host significant banded iron formation related gold occurrences. These targets warrant additional follow-up and the Company is presently reviewing its plans for the next field season, which include seeking joint venture partners to move the project forward. The Fox Project is geologically similar to and occurs along the Meliadine Gold Trend, which hosts a gold resource of over 5 million ounces and is the largest undeveloped gold resource in Canada. NDT can earn up to a 75% interest in the Fox Property from Comaplex Minerals Corp. by completing expenditures of $1,125,000, issuing 500,000 shares and making cash payments of $150,000 over a 5-year period. The Company has issued 50,000 shares with a hold period that expires on October 22, 2003 as part of this option.

In September 2002, the Company received regulatory approval for the acquisition of options on four properties in western Nevada. (See Note 3 for agreement details). Black Hills and Jenny, located in Mineral and Nye counties, lie on a major structural component of the Walker Lane and are situated midway between and on geologic trend with the Paradise Peak and Rawhide gold mines. The Hannah Project is located in the Jessup Mining District of Churchill County, 70-km east-northeast of Fernley. The CC Project is located in the Fairview Mining District of Churchill County and within the eastern margins of the Walker Lane mineral belt. The Fairview District has produced over five million ounces of silver and significant gold.

The priority exploration target on the CC Project is a banded, epithermal quartz vein system that strikes northeast and dips steeply to the southeast. The vein outcrops over a 300 meter strike length and can be traced via sub-crop and float an additional 400 meters to the southwest and over 200 meters to the northeast. A total of 15 representative samples have been taken by NDT of vein outcrops within the main vein system. Of these samples, values ranged from a low of 0.9 g/t gold to a high of 56 g/t gold. Silver values up to 447 g/t have also been obtained from vein outcrops. Although much of the target area is drift covered, the Company's recent mapping in and around the main vein has identified parallel veins and vein stockworks in both the footwall and hanging wall that indicate the overall width of the vein system could be as much as 30 meters. Within this zone, multiple veins and vein stockworks form vein splays or parallel veins to the main vein. Exposures of 0.5 to one-meter wide veins in the hanging wall report gold values varying from 0.9 g/t to 7.2 g/t. In the footwall, a one-metre wide vein splay assayed 9.1 g/t gold. A 10 g/t gold assay was also obtained from a vein exposure on a westerly projection of the main structure that extended the target zone an additional 25 meters west of previous sampling. A determination of the overall width and continuity of the total vein system is a key objective of the Company's planned drilling program.

Since acquiring the CC Project the Company has confirmed the existence of potential ore grade mineralization on the main vein outcrop area and has expanded the target potential by defining potential ore grade gold values in both the hanging wall and footwall of the main vein. Sampling has also extended the strike of the main target area. To better cover the area of mineral potential the Company has increased its land position from 16 claims to 41 claims. Fieldwork continues to evaluate the exploration possibilities of this expanded land position. A Phase I drilling program will target the obvious down dip projections of the main vein system and test strike projections that extend beneath covered areas. Due to past ownership complications, the CC Project has never been drilled. Evaluation of the project is under the supervision of Thomas Burkhart, Vice President - Exploration of the Company, who is a Qualified Person as defined by N.I. 43-101.

The Company intends to conduct detailed fieldwork on the Black Hills, Jenny and Hannah properties with the objective of further defining known target areas for future drilling.

The Company continues to review quality opportunities in the Americas as part of its strategy to acquire attractive precious metal properties in stable and prospective geological environments.

The following discussions and analysis of the results of operations and financial position of the Company should be read in conjunction with its consolidated financial statements for the year ended November 30, 2002 and the notes thereto.

Results of Operations

During the current six months, the Company sustained a loss of $581,225 or $0.02 per share, compared to a loss of $326,132 or $0.01 per share in the 2001 comparative period. This increase was the result of greater resource costs written off (2002 - $386,053; 2001 - $136,404), lower interest income (2002 -$22,788; 2001 - $31,615) and higher write-downs of investments (2002 - $24,492; 2001 - $14,553) offset by lower general and administrative expenses (2002- $193,468; 2001 - $206,790).

Resource costs written off in the current six months relate to costs accumulated on the abandoned Amarok property ($291,726) and on outside property evaluations (U.S.A. - $77,413; Canada - $16,282; South America - $632). In 2001, resource costs written off related to the abandoned Antana project in Peru - $18,185; outside property evaluations in Canada - $48,025; and general South America - $70,194.

Interest income in the current six months continued to weaken as a result of lower cash balances and interest rates, resulting in $22,788 in 2002 compared to $31,615 in 2001.

General and administrative expenses in 2002 were approximately $13,000 lower than in 2001. Legal and accounting expenses were $19,332 as compared to $28,617 in 2001 due to less legal work performed concerning exploration properties. Salaries also decreased as result of less time charges by management personnel. Regulatory compliance costs relating primarily to the dissemination of proxy-related materials and fees paid to regulatory authorities and CDS Inc. through SEDAR experienced a slight increase (2002 - $23,394; 2001 - $21,640) due to changes in regulatory requirements The reader is referred to the Consolidated Statement of Loss and Deficit in Schedule A for a breakdown and comparison of the Company's general and administrative expenses.

The amount charged by Northair under a management service agreement (disclosed in Note 6 to the financial statements) remained the same as 2001 ($90,000).

Liquidity and Capital Resources:

During the current six months, the Company's cash reserves decreased by $580,378 (2001 decrease -$457,874) resulting in a balance of $1,280,857 as at November 30, 2002. The Company spent $181,438 on its operating activities (2001- $258,639) and $398,940 (2001 - $199,235) on investing activities including resource property expenditures of $366,538 for deferred exploration costs and $43,702 for deferred acquisition costs. The Company had net working capital of $1,279,827 as at November 30, 2002 (2001 - $2,140,948).

The Company also holds a portfolio of investment in shares, at the lower of cost or market value of $115,896. Details of these investments are itemized in Note 2 in the consolidated financial statements in Schedule A.

Risk and Uncertainties

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The recovery of the Company's investment in resource properties and attainment of profitable operations is dependent on the discovery, development and sale of ore reserves, the ultimate outcome of which cannot be determined now because they are contingent on future matters.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may adversely affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities other than maintaining some funds in US dollar investments until such time as the funds are required.

The Company has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Company's properties or with the possible loss of such properties.

NDT VENTURES LTD.

PRESS RELEASE

January 10, 2003

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Ventures Releases Second Quarter Report

NDT Ventures Ltd. (TSXV:NDE) has released its BC Form 51-901F Second Quarter Report containing financial statements in Canadian funds, prepared without audit, for the six months ended November 30, 2002 (the "Quarterly Report"). Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the Quarterly Report. Concurrently with this news release the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company's Supplemental List. A copy of the Quarterly Report is available upon request.

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

During this quarter and following an analysis of the exploration work conducted on the Fox and Amarok properties in Nunavut, the Company decided to terminate its option on the Amarok and has returned the claims to the vendors.

The limited work completed by NDT on the Fox Project has defined multiple targets that have potential to host significant banded iron formation related gold occurrences.  These targets warrant additional follow-up and the Company is presently reviewing its plans for the next field season, which include seeking joint venture partners to move the project forward.

NDT can earn up to a 75% interest in the Fox Property from Comaplex Minerals Corp. by completing expenditures of $1,125,000, issuing 500,000 shares and making cash payments of $150,000 over a 5-year period.  The Company has issued 50,000 shares with a hold period that expires on October 22, 2003 as part of this option.

In September 2002, the Company received regulatory approval for the acquisition of options on four properties in western Nevada. Black Hills and Jenny, located in Mineral and Nye counties, lie on a major structural component of the Walker Lane and are situated mid-way between and on geologic trend with the Paradise Peak and Rawhide gold mines.  The Hannah Project is located in the Jessup Mining District of Churchill County, 70-km east-northeast of Fernley.  The CC Project is located in the Fairview Mining District of Churchill County and within the eastern margins of the Walker Lane mineral belt.

Since acquiring the CC Project the Company has confirmed the existence of potential ore grade mineralization on the main vein outcrop area and has expanded the target potential by defining potential ore grade gold values in both the hanging wall and footwall of the main vein.  Sampling has also extended the strike of the main target area. To better cover the area of mineral potential the Company has increased its land position from 16 claims to 41 claims.  Fieldwork continues to evaluate the exploration possibilities of this expanded land position. A Phase I drilling program will target the obvious down dip projections of the main vein system and test strike projections that extend beneath covered areas. Due to past ownership complications, the CC Project has never been drilled.

The Company intends to conduct detailed fieldwork on the Black Hills, Jenny and Hannah properties with the objective of further defining known target areas for future drilling.

During the current six months, the Company sustained a loss of $581,225 or $0.02 per share, compared to a loss of $326,132 or $0.01 per share in the 2001 comparative period. This increase was the result of greater resource costs written off (2002 - $386,053; 2001 - $136,404), lower interest income (2002 - $22,788; 2001 - $31,615) and higher write-downs of investments (2002 - $24,492; 2001 - $14,553) offset by lower general and administrative expenses (2002- $193,468; 2001 - $206,790).

During the current six months, the Company's cash reserves decreased by $580,378 (2001 decrease - $457,874) resulting in a balance of $1,280,857 as at November 30, 2002. The Company spent $181,438 on its operating activities (2001- $258,639) and $398,940 (2001 - $199,235) on investing activities including resource property expenditures of $366,538 for deferred exploration costs and $43,702 for deferred acquisition costs. The Company had net working capital of $1,279,827 as at November 30, 2002 (2001 - $2,140,948). The Company also holds a portfolio of investment in shares, at the lower of cost or market value of $115,896.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett" P.Eng.

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: January 20, 2003